N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES 2013 REPORTING DATES

Calgary, Alberta, December 20, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) today announced its corporate reporting dates for 2013. Individual news releases, including additional details about conference calls, will be distributed over the wire as each date approaches.

Talisman’s 2013 corporate reporting dates are as follows:

Event                                                                Date

2012 Fourth quarter/year-end results        February 13, 2013

2012 Annual information form, 40F,
financial statements and MD&A,
CEO/CFO certifications, 51-101F4             March 4, 2013

2013 Guidance                                              March 6, 2013

Investor open house                                   March 6, 2013

2013 First quarter results                             May 1, 2013

2013 Second quarter results                       July 31, 2013

2013 Third quarter results                           November 6, 2013

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Colombia), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                       Shareholder and Investor Inquiries:
Phoebe Buckland                                                                           Lyle McLeod, Vice-President
External Communications                                                              Investor Relations
Phone:    403-237-1536                                                                   Phone:   403-237-1020
E-mail:    tlm@talisman-energy.com                                             E-mail:  tlm@talisman-energy.com

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